Eaton Vance Distributors, Inc.
 (SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedules as of and for the year ended October 31, 2020 (As Restated)
and Independent Auditors' Report
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-047939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/19 (MM/DD/YY) AND ENDING 10/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Senay, Chief Financial Officer (617 672-6744)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Eric Senay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc., as of October 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEIDY VALERIN-ZUERCHER
MY COMM. EXPIRES JAN. 21, 2022
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

Chief Financial Officer

Title

6/16/2021

Leidy Valerin Zuercher

Notary Public

My Comm. Exp January 21, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 20116
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of Eaton Vance Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (a wholly owned subsidiary of Eaton Vance Corp.) (the "Company") as of October 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Restatement of the Financial Statements

As discussed in Note 2 to the financial statements, the accompanying 2020 financial statements have been restated to correct misstatements.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the financial statements include significant transactions with Eaton Vance Corp. subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Report on Supplemental Schedules

The supplemental schedules g, h and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

December 22, 2020 (June 17, 2021 as to the effects of the restatement discussed in Note 2)

We have served as the Company`s auditor since 1994.

Eaton Vance Distributors, Inc.

Statement of Financial Condition
As of October 31, 2020 (As Restated)

Assets:

Cash and cash equivalents	$	138,996,129
Investments held at fair value		51,601,294
Deposits with clearing organizations		243,287
Accounts receivable from sales of investment company shares		128,208
Accounts receivable from affiliates		65,835,453
Distribution fees, service fees and other receivables		16,994,062
Deferred sales commissions		60,655,313
Prepaid expenses and other assets		3,594,766
Total assets	$	338,048,512

Liabilities and Stockholder's Equity

Liabilities:

Accrued compensation	$	28,923,646
Accounts payable and accrued liabilities		26,988,286
Accounts payable for investment company shares sold		265,448
Deferred income		82,962,974
Deferred income taxes		11,152,460
Total liabilities		150,292,814

Commitments and contingencies (Note 10)

Stockholder's Equity:

Common stock, $1 par value; 200,000 shares authorized;	
20,000 shares issued and outstanding	20,000
Additional paid-in capital	150,421,239
Retained earnings	37,314,459
Total stockholder's equity	187,755,698

Total liabilities and stockholder's equity	$	338,048,512

See notes to Financial Statements (as restated).

Eaton Vance Distributors, Inc.

Statement of Income
For the Year Ended October 31, 2020 (As Restated)

Revenue:

Service agreement income	$	171,250,422
Service fees		131,737,231
Distribution and underwriter fees		81,250,341
Interest and other revenue		44,963,180
Total revenue		429,201,174

Expenses:

Distribution expense	125,489,360
Compensation and related costs	135,470,394
Service fee expense	115,154,724
Amortization of deferred sales commissions	24,985,702
Other expenses	18,891,819
Total expenses	419,991,999
Income before income taxes	9,209,175

Provision for income taxes:

Current		1,379,910
Deferred		(4,002,774)
Total provision for income taxes		(2,622,864)
Net income	$	6,586,311

See notes to Financial Statements (as restated).

Eaton Vance Distributors, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2020 (As Restated)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, November 1, 2019	20,000	$ 20,000	$ 79,591,578	$ 30,337,693	$ 109,949,271
Cumulative effect adjustment on prior periods to correct accounting errors (see Note 2)	-	-	-	390,455	390,455
Net income	-	-	-	6,586,311	6,586,311
Capital distributions	-	-	(725,000,000)	-	(725,000,000)
Capital contributions	-	-	762,000,000	-	762,000,000
Stock-based compensation	-	-	33,829,661	-	33,829,661
Balance, October 31, 2020	20,000	$ 20,000	$ 150,421,239	$ 37,314,459	$ 187,755,698

See notes to Financial Statements (as restated).

Eaton Vance Distributors, Inc.

Statement of Cash Flows
For the Year Ended October 31, 2020 (As Restated)

Cash Flows From Operating Activities:		
Net income	$	6,586,311
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation		33,829,661
Amortization of deferred sales commissions		24,985,702
Deferred income taxes		3,784,544
Changes in operating assets and liabilities:		
Investments held at fair value		27,908,659
Deposits with clearing organizations		(24,016)
Accounts receivable from sales of investment company shares		90,762
Accounts receivable from affiliates		(36,692,643)
Distribution fees, service fees and other receivables		(670,860)
Deferred sales commissions		(30,430,135)
Prepaid expenses and other assets		(447,561)
Accrued compensation		3,270,126
Accounts payable and accrued liabilities		(549,127)
Accounts payable to affiliates		(7,934,620)
Accounts payable for investment company shares sold		(70,428)
Deferred income		16,013,647
Other liabilities		(3,931,277)
Net cash provided by operating activities		35,718,745
Cash Flows From Financing Activities:		
Capital distributions		(725,000,000)
Capital contributions		762,000,000
Net cash provided by financing activities		37,000,000
Net increase in cash and cash equivalents		72,718,745
Cash and cash equivalents, beginning of year		66,277,384
Cash and cash equivalents, end of year	$	138,996,129
Supplemental Cash Flow Information:		
Cash paid for income taxes, net of refunds	$	88,548

See notes to Financial Statements (as restated).

Eaton Vance Distributors, Inc.

Notes to Financial Statements
As of and for the Year Ended October 31, 2020 (As Restated)

1. Summary of Significant Accounting Policies

Business and organization

Eaton Vance Distributors, Inc. (the Company) is the principal underwriter for the regulated investment companies offered by Eaton Vance and certain of its affiliates and also acts as placement agent for Eaton Vance-sponsored unregistered equity funds (collectively hereafter referred to as the Eaton Vance mutual funds). The Company also acts as distributor for Eaton Vance-sponsored separately managed accounts sold through financial intermediaries.

The Company is a wholly owned subsidiary of Eaton Vance Corp. (EVC). Certain officers and/or directors of the Company are also officers and/or directors of EVC. Revenue and certain expenses are dependent on the total value and composition of the managed assets of EVC and its affiliates. Accordingly, fluctuations in financial markets and in the composition of those assets under management affect revenue and the results of operations.

The ongoing COVID-19 pandemic has caused significant disruption in global financial markets and adversely affected our business. While financial markets have since substantially recovered, the COVID-19 pandemic continues to significantly affect the manner in which we operate our business. A majority of EVC employees are currently working remotely. Employees have adapted well to the remote work environment, and we have not experienced any significant disruptions during the pandemic period due to operational issues, loss of communication capabilities, technology failure or cyber-attacks. While the Company is continuously monitoring and evaluating the impact of COVID-19 on our business, the extent to which COVID-19 affects our business, results of operations and financial condition will depend on future developments that are highly uncertain.

These Financial Statements were prepared from the separate records maintained by the Company, which include significant transactions with affiliates, and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated business.

Subsequent event
On October 8, 2020, EVC announced that it entered into a definitive merger agreement under which Morgan Stanley will acquire EVC and its subsidiaries. The acquisition closed on March 1, 2021 and the Company became an indirect wholly owned subsidiary of Morgan Stanley. Morgan Stanley is a global financial services firm that, through its subsidiaries and affiliates, advises, and originates, trades, manages and distributes capital for, governments, institutions and individuals. The Company will continue to operate as a subsidiary of Morgan Stanley subsequent to the acquisition.

Basis of presentation

The preparation of the Company's Financial Statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make judgments, estimates and assumptions that affect the amounts reported in the Financial Statements and related notes to the

Financial Statements. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

These financial statements were previously issued and have been restated to correct errors. A description of the nature of the restatements and its effects to the Company's financial statements for the year ended October 31, 2020 is included in Note 2.

Cash and cash equivalents

Cash and cash equivalents consists principally of cash held in banks as well as cash equivalents that may consist of short-term, highly liquid investments in commercial paper and U.S. government securities that are readily convertible to cash. Cash equivalents have remaining maturities of less than three months, as determined upon purchase by the Company, and are stated at amortized cost, which approximates fair value due to the short-term maturities of these investments. Cash deposits maintained at a financial institution may exceed the federally insured limit.

Investments

Investments consist of short-term debt securities comprised of certificates of deposit, commercial paper and U.S. government securities with remaining maturities of three months to 12 months upon purchase by the Company.

Investments are measured at fair value with net realized and unrealized holding gains or losses, and interest income reflected as a component of interest and other revenue on the Company's Statement of Income. The specific identified cost method is used to determine the realized gains or losses on all investments sold.

Fair value measurements

The accounting standards for fair value measurement provide a framework for measuring fair value and require disclosures of how fair value is determined. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standards establish a fair value measurement hierarchy, which requires an entity to maximize the use of observable inputs where available. This fair value measurement hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

EVC utilizes third-party pricing services to value its investments in debt obligations, as further discussed below. Valuations provided by the pricing services are subject to exception reporting that identifies securities with significant movements in valuation, as well as investments with no movements in valuation. These exceptions are reviewed by EVC on a daily basis. EVC compares the price of trades executed by EVC to the valuations provided by the third-party pricing services to identify and research significant variances. EVC periodically compares the pricing service valuations to valuations provided by a secondary independent source when available. EVC's Valuation Committee reviews the general assumptions underlying the methodologies used by the pricing services to value various asset classes at least annually. Throughout the year, members of EVC's Valuation Committee or its designees meet with pricing service providers to discuss any significant changes to the service providers' valuation methodologies or operational processes.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the nature of the inputs that are significant to the fair value measurements in their

entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value measurement hierarchy. In such cases, an investment's classification within the fair value measurement hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Level 1   Unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date.

Level 2   Observable inputs other than Level 1 unadjusted quoted market prices, such as quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3   Unobservable inputs that are supported by little or no market activity.

Deferred sales commissions

Sales commissions paid to broker-dealers in connection with the sale of certain classes of shares of Eaton Vance mutual funds that do not have a front-end load (up-front commission costs) are deferred and amortized over their expected useful life, which does not exceed five years from sale. The useful life reflects the period during which the Company expects to recover such up-front commission costs, taking into consideration the period during which redemptions by the purchasing shareholder are subject to a contingent deferred sales charge.

The Company evaluates the carrying value of its deferred sales commission assets for impairment whenever changes in facts or circumstances indicate that the carrying amount of such assets may not be recoverable (a triggering event) and at least annually. In its impairment analysis, the Company compares the carrying value of a deferred sales commission asset to the undiscounted cash flows expected to be generated by the asset in the form of distribution fees over its remaining useful life to determine whether impairment has occurred. If the carrying value of the deferred sales commission asset exceeds the undiscounted cash flows, the asset is written down to fair value based on discounted cash flows. Impairment adjustments are recognized as a component of amortization of deferred sales commissions.

Income taxes

The Company is included in the consolidated federal tax return and state tax returns of EVC and affiliates. Income taxes are allocated to members of the EVC group as if each were a separate taxpayer. Federal tax payments made by Eaton Vance Management for the Company's federal tax liability are settled through an intercompany account (statement of financial condition). The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. To the extent that deferred tax assets are considered more likely than not to be unrealizable, valuation allowances are provided.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. Accounting standards governing the accounting for uncertainty in income taxes for a tax position taken or expected to be taken in a tax return require that the tax effects of a position be recognized only if it is more

likely than not to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold must be met in each reporting period to support continued recognition of the benefit. The difference between the tax benefit recognized in the financial statements for a tax position and the tax benefit claimed in the income tax return is referred to as an unrecognized tax benefit. Unrecognized tax benefits, as well as the related interest and penalties, are adjusted regularly to reflect changing facts and circumstances. The Company classifies any interest or penalties incurred as a component of income tax expense. Any adjustments to deferred tax assets and liabilities attributable to changes in tax laws or rates are recorded as an expense or benefit in the period that the new legislation is enacted.

Deferred income

The Company has a purchase and sale agreement with Eaton Vance Management whereby it has agreed to periodically (monthly) sell, in exchange for cash, its right to certain future distribution fee and contingent deferred sales charge revenue. Additional disclosure regarding the purchase and sale agreement with Eaton Vance Management is included in Note 11. Sales proceeds received under the agreement are initially recognized as deferred income. Deferred income balances are subsequently amortized to an intercompany account (statement of financial condition) using the unit-of-revenue method over the period the Company expects to collect future revenues sold, which does not exceed ten years from sale.

Revenue recognition

The Company earns revenue primarily by providing distribution and underwriter services, and/or shareholder services with respect to the Eaton Vance mutual funds and distribution services to affiliates in relation to separately managed accounts. Revenue is recognized for each distinct performance obligation identified in contracts with customers when the performance obligation has been satisfied by providing services to the customer either over time or at a point in time (which is when the customer obtains control of the service). Revenue recognized is the amount of variable or fixed consideration allocated to the satisfied performance obligation that the Company expects to be entitled to for providing such services to the customer (transaction price). Variable consideration is included in the transaction price only when it is probable that a significant reversal of such revenue will not occur or when the uncertainty associated with the variable consideration (constraint) is subsequently resolved. The majority of the fees earned by providing distribution and shareholder services represent variable consideration, as the revenue is largely dependent on the value and composition of the associated assets under management of EVC and its affiliates. The value of assets under management-fluctuates with changes in the prices of securities held.

The timing of when the Company bills its customers and related payment terms vary in accordance with the agreed-upon contractual terms. Certain of the Company's customers are billed after the service is performed, which results in the recording of accounts receivable and accrued revenue.

Distribution and underwriter fees
The Company is entitled to receive distribution fees and underwriter commissions in exchange for distribution services provided to certain classes of shares of the Eaton Vance mutual funds. Distribution services consist of distinct sales and marketing activities that are earned upon the sale of fund shares. Distribution fees for all share classes subject to these fees are calculated as a percentage of average daily net assets, and are typically paid monthly from the assets of the fund.

Underwriting commissions for all share classes subject to these fees are calculated as a percentage of the amount invested and are deducted from the amount invested by the purchasing fund shareholder. These commissions represent fixed consideration and are recognized as revenue (and related accounts receivable

from sales of investment company shares) on a trade-date basis when the fund shares are sold to the shareholder. Underwriter commissions are waived or reduced on purchases of shares that exceed specified minimum amounts.

Contingent deferred sales charges for all classes of shares of the Eaton Vance mutual funds subject to these fees are calculated as a percentage of the proceeds redeemed by the shareholder and are deducted from shareholder redemption proceeds. Contingent deferred sales charges are recognized as revenue at the time the shares are redeemed by the shareholder.

Service fees
The Company is entitled to receive service fees in exchange for shareholder services provided to the Eaton Vance mutual funds. Shareholder services consist of shareholder transaction processing and/or shareholder account maintenance services provided on a daily basis. Service fees are calculated as a percentage of average daily net assets under management, are earned daily upon completion of shareholder services and are typically paid monthly from the assets of the fund.

Service agreement income
The Company is entitled to receive service agreement income in exchange for distribution services provided to Eaton Vance Management. Service agreement income is calculated and paid monthly based on the amount of the Company's operating revenues and expenses determined in accordance with U.S. GAAP. Additional disclosure regarding the service agreement with Eaton Vance Management is included in Note 11.

Principal versus agent
The Company has contractual arrangements with third parties involved in providing various services to Eaton Vance mutual funds customers, including distribution and shareholder services. Distribution expense primarily includes sales charges (front-end load commissions) paid to selling broker-dealers recorded as an expense (and related accounts payable for investment company shares sold) on a trade-date basis, the portion of the distribution fees reallowed to financial intermediaries that provide distribution services, and payments made to financial intermediaries that provide marketing support, transaction processing and/or administrative services to the Eaton Vance mutual funds and, in some cases, include some or all of our funds in preferred or specialized selling programs. Payments are typically based on fund net assets, sales, transactions processed and/or accounts attributable to that financial intermediary. Financial intermediaries also may receive payments from the Company in connection with educational or due diligence meetings that include information concerning the funds. Service fee expense includes the portion of the service fees reallowed to financial intermediaries that provide shareholder services.

In instances where the Company has discretion to hire third-party service providers, the Company is generally deemed to control the services before transferring them to the fund, and accordingly presents associated revenues gross of the related third-party costs. Alternatively, where the Company does not control the service, revenue is recorded net of payments to third-party service providers.

The Company controls the right to distribution and shareholder services performed by third-party financial intermediaries; therefore, distribution and underwriter fees and service fees are recorded on a gross basis. Fees paid to third parties for distribution and shareholder services are recognized as an expense when incurred and are included in distribution expense and service fee expense, respectively, in the Company's Statement of Income.

Advertising and promotion

Discretionary advertising and promotional costs are expensed as incurred and are included in distribution expense in the Company's Statement of Income. Advertising costs incurred were not material to the Company's Financial Statements in the fiscal year ended October 31, 2020.

Stock-based compensation

The Company accounts for stock-based compensation expense, related to equity awards granted to employees of the Company under EVC's stock-based compensation plans, at fair value. Under the fair value method, stock-based compensation expense for equity awards, which reflects the fair value of stock-based awards measured at grant date, is recognized on a straight-line basis over the relevant service period (generally three years for restricted stock units and five years for all other awards) and is adjusted each period for forfeitures as they occur.

The tax effect of the difference, if any, between the cumulative compensation expense recognized for a stock-based award for financial reporting purposes and the deduction for such award for tax purposes is recognized as income tax expense (for tax deficiencies) or benefit (for excess tax benefits) in the Company's Statement of Income in the period in which the tax deduction arises (generally in the period of vesting or settlement of a stock-based award, as applicable) and are reflected as an operating activity on the Company's Statement of Cash Flows.

Loss contingencies

The Company continuously reviews any investor, employee or vendor complaints and pending or threatened litigation. The Company evaluates the likelihood that a loss contingency exists under the criteria of applicable accounting standards through consultation with legal counsel and records a loss contingency, inclusive of legal costs, if the contingency is probable and reasonably estimable at the date of the financial statements. There are no losses of this nature that are currently deemed probable and reasonably estimable, and, thus, none have been recorded in the accompanying Financial Statements.

2. *Restatement of Previously Issued Financial Statements to Correct Accounting Errors*

The Company adopted Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (codified in Topic 606), as of November 1, 2018. ASU 2014-09 eliminated industry specific guidance that addressed the recognition of income related to sale of rights to cash flows from future distribution fees. Since the purchase and sale agreement with Eaton Vance Management, a wholly owned subsidiary of EVC, described further in Note 11, involves the sale of certain future distribution fees and contingent deferred sales charge revenue, the guidance under Topic 470, *Debt*, should have been applied to this agreement upon adoption of ASU 2014-09. Under Topic 470, the proceeds from the sale of these future revenues should have been classified as deferred income (liability) and subsequently amortized to an intercompany account (statement of financial condition) using the unit-of-revenue method. In addition, since the Company earns revenue for providing distribution services to the Eaton Vance mutual funds as a principal under various distribution arrangements with the funds, distribution fees and contingent deferred sales charge revenue sold under the purchase and sale agreement should have been recognized and reported on a gross basis under Topic 606. Also, the Company should have recognized deferred sales commissions (asset) and related deferred income taxes for up-front commission costs paid in connection with the sale of certain classes of shares of Eaton Vance mutual funds. Previously, distribution fees and contingent deferred sales charge revenue, and deferred sales commissions and related deferred income taxes and amortization expense from

transactions with Eaton Vance mutual funds were recorded net of the purchase and sale agreement with Eaton Vance Management rather than on a gross basis. Finally, the Company identified an understatement of distribution and underwriter fees and distribution expenses associated with sales charges paid to third party broker-dealers on sales of Eaton Vance mutual funds.

These financial statements were previously issued and have been restated to correct the errors resulting from the improper application of U.S. GAAP described above. The following tables present the cumulative effects of the correction of the errors to the effected line items in these previously issued financial statements:

	As Previously Reported	Adjustments	As Restated
Statement of Financial Condition			
Assets:			
Accounts receivable from affiliates	$ 28,033,702	$ 37,801,751	$ 65,835,453
Deferred sales commissions	-	60,655,313	60,655,313
Deferred income taxes	4,595,826	(4,595,826)	-
Prepaid expenses and other assets	2,517,799	1,076,967	3,594,766
Total assets	243,110,307	94,938,205	338,048,512
Liabilities:			
Deferred income	-	82,962,974	82,962,974
Deferred income taxes	-	11,152,460	11,152,460
Total liabilities	56,177,380	94,115,434	150,292,814
Stockholder's Equity:			
Retained earnings	36,491,688	822,771	37,314,459
Total stockholder's equity	186,932,927	822,771	187,755,698
Total liabilities and stockholder's equity	$ 243,110,307	$ 94,938,205	$ 338,048,512

	As Previously Reported		Adjustments		As Restated	
Statement of Income						
Revenue:						
Service agreement income	$	192,289,257	$	(21,038,835)	$	171,250,422
Distribution and underwriter fees		30,451,829		50,798,512		81,250,341
Total revenue		399,441,497		29,759,677		429,201,174
Expenses:						
Distribution expense		121,298,908		4,190,452		125,489,360
Amortization of deferred sales commissions		-		24,985,702		24,985,702
Total expenses		390,815,845		29,176,154		419,991,999
Income before income taxes		8,625,652		583,523		9,209,175
Provision for income taxes:						
Current		165,526		1,214,384		1,379,910
Deferred		(2,637,183)		(1,365,591)		(4,002,774)
Total provision for income taxes		(2,471,657)		(151,207)		(2,622,864)
Net income	$	6,153,995	$	432,316	$	6,586,311

	As Previously Reported		Adjustments		As Restated	
Statement of Changes in Stockholder's Equity						
Retained Earnings:						
Cumulative effect adjustment on prior periods to correct accounting errors	$	-	$	390,455	$	390,455
Net income		6,153,995		432,316		6,586,311
Balance, October 31, 2020		36,491,688		822,771		37,314,459
Total Stockholder's Equity:						
Cumulative effect adjustment on prior periods to correct accounting errors		-		390,455		390,455
Net income		6,153,995		432,316		6,586,311
Balance, October 31, 2020	$	186,932,927	$	822,771	$	187,755,698

	As Previously Reported	Adjustments	As Restated
Statement of Cash Flows			
Cash Flows From Operating Activities:			
Net income	$ 6,153,995	$ 432,316	$ 6,586,311
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred sales commissions	-	24,985,702	24,985,702
Deferred income taxes	2,418,953	1,365,591	3,784,544
Changes in operating assets and liabilities:			
Accounts receivable from affiliates	(25,539,906)	(11,152,737)	(36,692,643)
Deferred sales commissions	-	(30,430,135)	(30,430,135)
Prepaid expenses and other assets	766,823	(1,214,384)	(447,561)
Deferred income	-	16,013,647	16,013,647

The Company has modified and updated Notes 1, 6, 9, 11, 12, to these financial statements and supplemental schedules to reflect the effects of the correction of the errors. The subsequent event disclosures included in Notes 1, 7, and 8, and the commitments and contingencies disclosures in Note 10 have been updated through the date of the reissuance of these financial statements.

3. **New Accounting Standards Not Yet Adopted**

Credit losses

In June 2016, the Financial Accounting Standards Board (FASB) issued new guidance for the accounting for credit losses, which changes the impairment model for most financial assets. The new guidance adds an impairment model to U.S. GAAP that is based on current expected credit losses rather than incurred losses that applies to financial assets measured at amortized cost (e.g., trade receivables). The new guidance also made limited amendments to the impairment model for available-for-sale debt securities, including but not limited to eliminating the concept of other-than-temporary impairment from that model and requiring the use of an allowance approach. The new guidance is effective for EVC, and will therefore be applied by the Company, for the fiscal year that began on November 1, 2020 and requires a modified retrospective approach to adoption. The Company does not expect the adoption of this guidance to have a material impact on its Financial Statements and related disclosures.

Disclosure requirements for fair value measurement

In August 2018, the FASB issued guidance that makes changes to the disclosure requirements for fair value measurements. In fiscal 2019, the Company early adopted certain portions of this guidance related to the removal of certain fair value disclosure requirements. The remaining portions of this guidance that were not early adopted will be effective for the Company's fiscal year that begins on November 1, 2020. Notably, this guidance removes the disclosure requirements for the valuation processes for Level 3 fair value measurements. This guidance also adds new disclosure requirements for the range and weighted average of significant unobservable inputs used to develop fair value measurements categorized within Level 3 of the fair value hierarchy. The Company does not expect the adoption of the remaining portions of this guidance to have a material impact on the disclosures to its Financial Statements.

4. Investments

Investments held at fair value

The following is a summary of investments at October 31, 2020:

Investments held at fair value:		
Short-term debt securities	$	51,601,294
Total investments held at fair value	$	51,601,294

The Company recognized gains (losses) related to investments held at fair value within interest and other revenue, on the Company's Statement of Income during the year ended October 31, 2020 as follows:

Realized losses on securities sold	$	(101,654)
Unrealized losses on investments held at fair value		(629)
Net losses on investments held at fair value	$	(102,283)

Deposits with clearing organizations

Deposits with clearing organizations of $243,287 at October 31, 2020 includes the Company's equity investment in private non-traded common stock issued by The Depository Trust & Clearing Corporation held at cost. At October 31, 2020, there were no indicators of impairments related to this investment.

5. Fair Value of Assets Measured at Fair Value on a Recurring Basis

The following table summarizes the financial assets measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy at October 31, 2020:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash equivalents	$ -	$ 67,496,894	$ -	$ 67,496,894
Investments held at fair value:				
Short-term debt securities	-	51,601,294	-	51,601,294
Total financial assets	$ -	$ 119,098,188	$ -	$ 119,098,188

A description of the valuation techniques and the inputs used in recurring fair value measurements is included immediately below. There have been no changes in the Company's valuation techniques in the current reporting period.

Cash equivalents
Cash equivalents include positions in holdings of Treasury and government agency securities and commercial paper with remaining maturities of less than three months, as determined at purchase. Holdings of Treasury and government agency securities are valued based upon quoted market prices for similar assets in active markets, quoted prices for identical or similar assets that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data. The carrying amounts of commercial paper are measured at amortized cost, which approximates fair value due to the short time between the purchase

and expected maturity of these investments. Depending on the categorization of the significant inputs, these assets are generally categorized in their entirety as Level 1 or 2 within the fair value measurement hierarchy.

Investments held at fair value – short-term debt

Short-term debt securities consist of certificates of deposit, commercial paper and fixed income securities with remaining maturities of three months to 12 months upon purchase by the Company. Short-term debt securities held are generally valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and ask prices, broker-dealer quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security. These assets are generally categorized as Level 2 within the fair value measurement hierarchy.

6. Revenue

The following table disaggregates total revenue by source for the year ended October 31, 2020:

Service agreement income (as restated)[1]	$ 171,250,422
Service fees	131,737,231
Distribution and underwriter fees:	
Distribution fees (as restated)[1][2]	59,820,599
Contingent deferred sales charges (as restated)[1][2]	1,940,940
Underwriter commissions	19,488,802
Total distribution and underwriter fees (as restated)[1]	81,250,341
Interest and other revenue:	
Other revenue	44,153,846
Gains and other investment income, net	809,334
Total interest and other revenue	44,963,180
Total revenue (as restated)[1]	$ 429,201,174

[1] *Refer to Note 2 for additional information regarding the restatement of these amounts.*
[2] *Distribution fees of $45,264,549 and contingent deferred sales charges of $1,343,511 were sold to Eaton Vance Management under the purchase and sale agreement described further in Note 11. The cash payment for these fees is remitted to Eaton Vance Management through an intercompany settlement.*

7. Stock-Based Compensation Plans

Compensation expense recognized by the Company related to EVC's stock-based compensation plans for the year ended October 31, 2020 was as follows:

Omnibus Incentive Plans:		
Restricted shares	$	32,000,963
Stock options		1,375,806
Employee Stock Purchase Plans		108,149
Employee Stock Purchase Incentive Plan		344,743
Total stock-based compensation expense	$	33,829,661

The total income tax benefit recognized for stock-based compensation arrangements was $8.4 million for the year ended October 31, 2020.

Omnibus Incentive Plans

The EVC 2013 Omnibus Incentive Plan, as amended and restated (2013 Plan), which is administered by the Compensation Committee of the Board of EVC, allows for awards of options to acquire shares of EVC's Non-Voting Common Stock, restricted shares of EVC's Non-Voting Common Stock (restricted stock awards) and restricted stock units. The 2013 Plan contains change in control provisions that may accelerate the vesting of awards. A total of 34.5 million shares of EVC Non-Voting Common Stock have been reserved for issuance under the 2013 Plan. Through October 31, 2020, 11.1 million shares of restricted stock and options to purchase 17.9 million shares have been issued pursuant to the 2013 Plan.

Restricted stock units
Pursuant to the terms of the Agreement and Plan of Merger with Morgan Stanley (Merger Agreement), any stock-based awards granted by EVC subsequent to obtaining the consent of the Voting Trust to approve and adopt the Merger Agreement on October 7, 2020 through the closing date of the merger will be granted in the form of restricted stock units. Each restricted stock unit granted under the 2013 Plan represents the forfeitable right to receive one share of EVC's Non-Voting Common Stock upon vesting. Restricted stock units are accounted for as equity awards and vest over three years pursuant to a graded vesting schedule. Holders of restricted stock units have forfeitable rights to dividend equivalents equal to the dividends declared on EVC's Non-Voting Common Stock during the vesting period through the closing date of the merger. Dividend equivalents are reinvested in the form of additional restricted stock units that are credited to the corresponding restricted stock unit award when EVC pays dividends (including the special cash dividend described further below) on its Non-Voting Common Stock, and vest at the same time as the corresponding restricted stock unit award. The fair value of each restricted stock unit is indexed to the unadjusted observable closing market price of EVC's Non-Voting Common Stock. As of October 31, 2020, no restricted stock units have been awarded under the 2013 Plan.

Subsequent events
On November 2, 2020, February 11, 2021 and February 25, 2021, EVC granted a total of 104,834, 96,939 and 45,333 restricted stock units, respectively, to Company employees under the 2013 Plan at a grant date fair value of $60.43, $71.04, and $73.79 per unit, respectively. In addition, the terms of the Merger Agreement with Morgan Stanley contemplate the payment of a special cash dividend of $4.25 per share on EVC's Common Stock. EVC declared the special cash dividend on November 23, 2020 to shareholders of record on December 4, 2020. The dividend was paid on December 18, 2020. On that date, 6,820 of additional restricted

stock units were credited to the corresponding restricted stock unit awards at a fair value of $65.29 per unit. Finally, a total of 254,319 restricted stock units (including dividend equivalents reinvested in the form of additional restricted stock units) outstanding immediately before the closing date of the merger will be assumed by Morgan Stanley and replaced with Morgan Stanley restricted stock unit awards. The replacement awards will have the same terms and conditions as the original awards other than that they will be settled in shares of Morgan Stanley common stock. However, the number of shares of Morgan Stanley common stock subject to the replacement awards will be determined by applying an exchange ratio at the award level as defined under the Merger Agreement. As a result, the original awards assumed by Morgan Stanley will be replaced with a total of 241,708 Morgan Stanley restricted stock unit awards. The replacement awards will continue to be accounted for as equity awards.

Restricted stock awards
Restricted stock awards of EVC Non-Voting Common Stock granted under the 2013 Plan are accounted for as equity awards and vest over five years pursuant to a graduated vesting schedule. Holders of restricted stock have forfeitable rights to dividends equal to the dividends declared on EVC's Non-Voting Common Stock during the vesting period. These dividends are not paid in cash to holders of restricted stock until the awards vest.

A summary of the restricted share activity for the Company's employees for the year ended October 31, 2020 is as follows:

(share amounts in thousands)	Shares		Weighted-Average Grant Date Fair Value
Unvested, beginning of period[1]	793	$	41.80
Granted	244		47.63
Vested	(1,026)		43.17
Forfeited	(11)		43.45
Unvested, end of period	-	$	-

[1] *Restricted shares outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly owned subsidiaries of EVC during the fiscal year.*

Pursuant to the terms of the change in control provisions for restricted stock awards under the 2013 Plan, upon obtaining the consent of the Voting Trust to approve and adopt the Merger Agreement on October 7, 2020, the outstanding and unvested restricted stock awards held by employees were immediately vested in full. As a result, the Company recognized the remaining grant-date fair-value attributable to these awards of $22,759,585 as compensation expense on that date. The total fair value of restricted stock vested during the year ended October 31, 2020 was $44,275,853.

Subsequent events
The terms of the Merger Agreement with Morgan Stanley contemplate the payment of a special cash dividend of $4.25 per share on EVC's Common Stock. EVC declared the special cash dividend on November 23, 2020 to shareholders of record on December 4, 2020. The dividend was paid on December 18, 2020. In addition to receiving the special dividend payment on shares of EVC's Common Stock held on the record date, current and former employees also received a cash payment equivalent to the special dividend amount on restricted shares that were sold to the Company upon vesting of their restricted stock awards to meet payroll tax

withholding obligations. Payments in lieu of the special dividend on restricted shares sold to meet payroll tax withholding obligations totaling $1,084,511 will be recorded as compensation expense in fiscal 2021.

Stock options

Options to purchase EVC Non-Voting Common Stock granted under the 2013 Plan and predecessor plans are accounted for as equity awards. Stock options expire ten years from the date of grant and vest over five years pursuant to a graduated vesting schedule and may not be granted with an exercise price that is less than the fair market value of the stock as of the close of business on the date of grant.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, expected volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. The dividend yield assumption represents EVC's expected dividend yield based on its historical dividend payouts and the stock price at the date of grant. EVC's expected volatility assumption is based upon the historical price fluctuations of EVC's Non-Voting Common Stock. EVC uses historical data to estimate the expected life of options granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

The weighted-average fair value per share of stock options granted during the year ended October 31, 2020 using the Black-Scholes option valuation model was as follows:

Weighted-average grant date fair value of options granted	$7.48

Assumptions:	
Dividend yield	3.1% to 3.3%
Volatility	23%
Risk-free interest rate	1.5% to 1.6%
Expected life of options	7.2 years

A summary of stock option activity for the Company's employees for the year ended October 31, 2020 is as follows:

(share and intrinsic value figures in thousands)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding, beginning of period[1]	1,321	$ 36.94		
Granted	184	46.74		
Exercised	(286)	33.05		
Forfeited/expired	(2)	30.71		
Options outstanding, end of period	1,217	$ 39.35	5.6	$ 24,881
Options exercisable, end of period	623	$ 36.01	3.9	$ 14,804
Vested or expected to vest at October 31, 2020	1,217	$ 39.35	5.6	$ 24,881

[1] Options outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly owned subsidiaries of EVC during the fiscal year.

Options exercised represent newly issued shares of EVC Non-Voting Common Stock. The total intrinsic value of options exercised during the year ended October 31, 2020 was $6,049,517. The total fair value of options that vested during the year ended October 31, 2020 was $1,765,172.

As of October 31, 2020, there was $2,673,115 of compensation cost related to unvested stock options granted under the 2013 Plan and predecessor plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.4 years.

Pursuant to the terms of the Merger Agreement with Morgan Stanley, upon the completion of the proposed acquisition of EVC by Morgan Stanley, each then outstanding and unexercised stock option, whether vested or unvested, will be deemed to have been vested in full, and cancelled and converted into the right to receive a cash payment at closing. The amount of the cash payment will be equal to the excess of the per share cash consideration payable by Morgan Stanley to acquire EVC's Non-Voting Common Stock as of the closing date over the stock option exercise price (in-the-money amount of the option), plus, for holders of options who continue to provide services to the Company upon completion of the proposed acquisition, the amount by which, if any, the Black-Scholes option value of the option as calculated in the manner prescribed in the Merger Agreement exceeds the in-the-money amount of the option. Holders of vested stock options may continue to exercise their options prior to the closing date. EVC's obligation to make the aforementioned cash payments to holders of outstanding options is contingent on the close of the transaction.

Subsequent events
The terms of the Merger Agreement with Morgan Stanley contemplate the payment of an amount of cash equivalent to the special cash dividend noted above to each holder of an outstanding and unexercised stock option as of the record date of December 4, 2020. The payment was calculated as the product of $4.25 times the number of shares of EVC's Non-Voting Common Stock underlying any unexercised option awards on the record date. Payments to current and former employees on unvested outstanding stock options in lieu of the special divided totaling $1,950,389 will be recorded as compensation expense in fiscal 2021.

At the closing of the acquisition by Morgan Stanley on March 1, 2021, the Company will account for the cancellation and conversion of each outstanding and unexercised stock option into the right to receive a cash payment as a modification and reclassification of the awards from equity awards to liability awards. Accordingly, the Company will record a charge to additional paid-in-capital of $6,836,213 and compensation expense of $26,500,756 in fiscal 2021 to vest, modify, reclassify and remeasure the awards. In addition, the Company will make cash payments totaling $33,336,969 in fiscal 2021 to settle the awards.

Employee Stock Purchase Plans

The EVC 2013 Employee Stock Purchase Plan (Qualified ESPP) and the EVC 2013 Nonqualified Employee Stock Purchase Plan (Nonqualified ESPP) (together, Employee Stock Purchase Plans), which are administered by the Compensation Committee of the Board of EVC, permit eligible employees of the Company to direct up to a maximum of $12,500 per six-month offering period toward the purchase of EVC Non-Voting Common Stock at the lower of 90 percent of the market price of EVC's Non-Voting Common Stock at the beginning or at the end of each offering period. The Qualified ESPP qualifies under Section 423 of the U.S. Internal Revenue Code of 1986, as amended. A total of 0.5 million and 0.1 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Qualified ESPP and Nonqualified ESPP, respectively. Through October 31, 2020, 0.6 million shares have been issued pursuant to the Employee Stock Purchase Plans.

Subsequent event
Pursuant to the terms of the Merger Agreement with Morgan Stanley, the six-month offering period that concluded in November 2020 will be the final offering period of the Employee Stock Purchase Plans.

Employee Stock Purchase Incentive Plan

The EVC 2013 Incentive Compensation Nonqualified Employee Stock Purchase Plan (Employee Stock Purchase Incentive Plan), which is administered by the Compensation Committee of the Board, permits employees to direct up to half of their incentive bonuses and commissions toward the purchase of the Company's Non-Voting Common Stock at the lower of 90 percent of the market price of the Non-Voting Common Stock at the beginning or at the end of each quarterly offering period. A total of 0.9 million shares of the Company's Non-Voting Common Stock have been reserved for issuance under the Employee Stock Purchase Incentive Plan. Through October 31, 2020, 0.8 million shares have been issued pursuant to the Employee Stock Purchase Incentive Plan.

Subsequent event
Pursuant to the terms of the Merger Agreement with Morgan Stanley, the quarterly offering period that concluded in November 2020 will be the final offering period of the Employee Stock Purchase Incentive Plan.

8. **Employee Benefit Plans**

Profit Sharing and Savings Plan

EVC has a Profit Sharing and Savings Plan for the benefit of substantially all employees, including employees of the Company. The Profit Sharing and Savings Plan is a defined contribution profit sharing plan with a 401(k) deferral component. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. The plan allows participating employees to make elective deferrals of compensation up to the plan's annual limits. EVC then matches each participant's contribution on a dollar-for-dollar basis to a maximum of $2,000 per annum. In addition, EVC may, at its discretion, contribute up to 15 percent of eligible employee compensation to the plan, to a maximum of $42,000 per employee for the year

ended October 31, 2020. The Company's expense under the plan was $4,996,376 for the year ended October 31, 2020.

Subsequent event

Pursuant to the terms of the Merger Agreement with Morgan Stanley, EVC amended its Profit Sharing and Savings Plan to provide for a contribution of 15 percent of eligible employee compensation to the plan for the four-month period in fiscal 2021 prior to the closing of the merger with Morgan Stanley. The Company's expense under the plan related to this amendment was $1,889,874.

9. **Income Taxes**

The following table reconciles the U.S. statutory federal income tax rate to the Company's effective tax rate for the year ended October 31, 2020:

Statutory U.S. federal income tax rate	21.0 %
State income tax, net of federal income tax benefits	7.8
Non-deductible meals and entertainment expense	2.6
Non-deductible executive compensation	8.8
Stock-based compensation	(2.2)
Net excess tax benefits from stock-based compensation plans	(9.2)
Other items	(0.3)
Effective income tax rate	28.5 %

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The significant components of deferred income taxes at October 31, 2020 were as follows:

Deferred tax assets:		
Compensation and benefit expense	$	3,323,795
Stock-based compensation		1,322,995
Federal benefit of unrecognized state tax benefits		1,425
Other		10,315
Total deferred tax asset		4,658,530
Deferred tax liabilities:		
Differences between book and tax bases of investments		(62,704)
Deferred sales commissions (as restated)[(1)]		(15,748,286)
Total deferred tax liability (as restated)[(1)]		(15,810,990)
Net deferred tax liability (as restated)[(1)]	$	(11,152,460)

[(1)] *Refer to Note 2 for additional information regarding the restatement of these amounts.*

Current unrecognized tax benefits of $6,000, excluding interest and penalties, are presented as a component of taxes payable. Accrued interest and penalties, which are included as a component of taxes payable, totaled $1,385 at October 31, 2020. The total amount of unrecognized tax benefits as of October 31, 2020, that, if recognized, would impact the effective tax rate, is $6,000.

The Company is generally no longer subject to income tax examinations by federal, state or local tax authorities for fiscal years prior to fiscal 2017.

10. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, information technology agreements, distribution agreements and service agreements. Certain agreements do not contain any limits on the Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to these indemnities.

The Company is subject to various legal proceedings. In the opinion of management, after discussions with legal counsel, the ultimate resolution of these matters will not have a material effect on the financial condition, results of operations or cash flows of the Company.

11. Related Party Transactions

Eaton Vance Management

The Company has a purchase and sale agreement with Eaton Vance Management whereby it has agreed to periodically (monthly) sell, in exchange for cash, its right to future distribution fee and contingent deferred sales charge revenue related to certain classes of Eaton Vance mutual fund shares that do not have a front-end load in which it incurs up-front commission costs in connection with the sale of such shares. The sale price of these future revenues is calculated and paid monthly equal to the amount up-front commission costs incurred (and initially recognized as a deferred sales commission asset) during the period. For the year ended October 31, 2020, the Company initially recognized sale proceeds under this agreement of $30,430,135 as deferred income. During this same period, the Company amortized deferred income of $14,416,488 to an intercompany account (statement of financial condition). The Company recognized $46,608,060 of distribution fee and contingent deferred sales charge revenue sold under this agreement for the year ended October 31, 2020.

In addition, the Company has a service agreement with Eaton Vance Management whereby Eaton Vance Management compensates the Company for distributing shares of investment companies for which Eaton Vance Management, or one of its wholly owned subsidiaries, Boston Management and Research or Calvert Research and Management, is the investment adviser. For its services, the Company is compensated in an amount equal to 102 percent of all of the Company's operating expenses, less 100 percent of the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with U.S. GAAP. For the year ended October 31, 2020, the Company earned $171,250,422 under this agreement, which is recorded as service agreement income in the accompanying Statement of Income.

The Company also has an agreement with Eaton Vance Management whereby certain compensation, employee benefits, information technology, professional services, facilities and other miscellaneous expenses are paid by Eaton Vance Management and allocated to the Company. The Company was allocated $13,324,637 of such costs for the year ended October 31, 2020 recorded within compensation and related costs and other expenses in the accompanying Statement of Income. The Company had a net receivable due from Eaton Vance Management of $48,750,469 as of October 31, 2020, which is included in accounts receivable from affiliates on the accompanying Statement of Financial Condition.

The Company has a net receivable from EVC of $12,709,168 at October 31, 2020, primarily due to the sale of restricted stock shares to meet payroll tax withholding obligations on behalf of employees in connection with the accelerated vesting of restricted stock awards pursuant to the terms of the Merger Agreement.

Eaton Vance Management also pays federal and state income taxes on the Company's behalf (see Note 1).

Other Subsidiaries of EVC

The Company has agreements with Atlanta Capital Management Company, LLC, a majority-owned subsidiary and Parametric Portfolio Associates LLC, a wholly owned subsidiary, each a subsidiary of Eaton Vance Acquisitions, whereby the Company provides certain distribution services to, and obtains reimbursement from, these entities for actual or approximate costs. The Company earned $44,153,846 under these agreements, which is recorded as interest and other revenue in the accompanying Statement of Income. These transactions resulted in a net receivable from affiliates of $4,366,511 at October 31, 2020.

In the ordinary course of business, the Company has transactions with other subsidiaries of EVC. These transactions resulted in a net receivable from affiliates of $9,305 at October 31, 2020.

Sponsored funds

Certain subsidiaries of EVC are investment advisers to, and have administrative agreements with, the Eaton Vance mutual funds for which certain employees of those entities are officers and/or directors. Substantially all of the services to these funds for which the Company or its affiliates earns a fee, including management fees (for investment advisory and administrative services), distribution fees and service fees, are provided under contracts that set forth the services to be provided and the fees to be charged. These contracts are subject to annual review and approval by each of the funds' boards of directors or trustees. Revenue for the services provided or related to these sponsored funds for the year ended October 31, 2020 totaled $162,189,059. Included in distribution fees, service fees and other receivables and accounts receivables from sales of investment company shares at October 31, 2020 are receivables due from sponsored funds of $16,988,845 and $128,208, respectively.

12. Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15-to-1. As discussed further in Note 2, these financial statements were previously issued and have been restated to correct errors resulting from the improper application of U.S. GAAP to the purchase and sale agreement with Eaton Vance Management subsequent to the adoption of ASU 2014-09. Notably, deferred sales commissions (asset) and deferred income (liability) amounts are now reported gross in the Company's financial statements.

The restated computation of net capital pursuant to the SEC Uniform Net Capital Rule (Rule 15c3-1) is presented in its entirety in a supplemental schedule to these financial statements. The following table presents the cumulative effects of the correction of the errors to the effected line items in the computation of net capital:

	As Previously Reported	Adjustments	As Restated
Capital - stockholder's equity	$ 186,932,927	$ 822,771	$ 187,755,698
Deductions:			
Accounts receivable from affiliates	28,033,702	37,801,751	65,835,453
Prepaid expenses and other assets	2,517,799	1,076,967	3,594,766
Deferred tax assets	4,658,530	(4,658,530)	-
Total deductions	38,917,488	34,220,188	73,137,676
Net capital before haircut on securities	148,015,439	(33,397,417)	114,618,022
Net capital	147,933,422	(33,397,417)	114,536,005
Aggregate indebtedness:			
Total liabilities	56,177,380	94,115,434	150,292,814
Exclusion:			
Deferred tax liabilities	-	11,152,460	11,152,460
Total aggregate indebtedness	56,177,380	82,962,974	139,140,354
Minimum net capital requirement of broker or dealer (6-2/3% of aggregate indebtedness)	3,745,159	5,530,865	9,276,024
Excess net capital	$ 144,188,263	$ (38,928,282)	$ 105,259,981
Ratio of aggregate indebtedness to net capital	0.38		1.21

For purposes of the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company had net capital of $114,536,005 at October 31, 2020, which exceeded its minimum net capital requirement of $9,276,024. The Company's ratio of aggregate indebtedness to net capital at October 31, 2020 was 1.21-to-1.

13. **Capital Contributions and Distributions**

The Company received incremental capital of $762,000,000 from EVC in March 2020 and April 2020 as a precautionary response to significant market disruptions that have taken place during the COVID-19 global pandemic to ensure that the Company had ample excess liquidity to perform its principal underwriter function. In certain scenarios as the principal underwriter to the Eaton Vance mutual funds, the Company uses cash on hand to settle shareholder redemptions while awaiting payment by the mutual funds. Management believed it was prudent to ensure the Company had excess liquidity to perform its principal underwriter function under those scenarios and therefore initiated preventative measures to add incremental capital to the Company. The Company did not use any of this excess liquidity to perform its principal underwriter

function and a majority of the capital was withdrawn by EVC during the months of April 2020 and June 2020. Total capital distributed back to EVC from the Company amounted to $725,000,000.

Subsequent event
In December 2020, the Company distributed an additional $70,000,000 back to EVC for general corporate purposes. The capital distribution will not impair the Company's ability to meet its current or anticipated net capital requirements.

14. Exemption from Rule 15c3-3

The Company does not carry customer accounts or otherwise hold customer funds. The firm is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the firm's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3 and otherwise limits its business activities to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and (2) participating in distributions of securities.

15. Major Sources of Revenue

The Company derives its revenue primarily from distribution and underwriting fees and service fees earned pursuant to underwriting and distribution agreements with the Eaton Vance mutual funds. There were no portfolios or related funds that provided over 10 percent of total revenue of the Company for the year ended October 31, 2020.

16. Subsequent Events

The Company evaluated subsequent events and transactions occurring after October 31, 2020 through the date of the reissuance of these financial statements to correct the errors described further in Note 2. The Company is not aware of any subsequent events that would require recognition or disclosure in the Financial Statements other than what was already identified within the footnotes.

*****

Eaton Vance Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
As of October 31, 2020 (As Restated)

Capital - stockholder's equity	$	187,755,698
Deductions:		
Non-allowable assets:		
Deposits with clearing organizations		243,287
Accounts receivable from affiliates		65,835,453
Distribution fees, service fees and other receivables		3,464,170
Prepaid expenses and other assets		3,594,766
Total deductions		73,137,676
Net capital before haircut on securities		114,618,022
Haircuts on securities		82,017
Net capital	$	114,536,005
Aggregate indebtedness:		
Total liabilities	$	150,292,814
Exclusion:		
Deferred income taxes		11,152,460
Total aggregate indebtedness	$	139,140,354
Minimum net capital requirement of broker or dealer		
(6-2/3% of aggregate indebtedness)	$	9,276,024
Excess net capital	$	105,259,981
Ratio of aggregate indebtedness to net capital		1.21

Note: No material differences exist between the above net capital computation and
the Company's unaudited amended Form X-17A-5 Part IIA filed on June 16, 2021.

Eaton Vance Distributors, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2020

The Company does not carry customer accounts or otherwise hold customer funds. The firm is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the firm's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3 and otherwise limits its business activities to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and (2) participating in distributions of securities.

Eaton Vance Distributors, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2020

The Company does not carry customer accounts or otherwise hold customer funds. The firm is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the firm's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3 and otherwise limits its business activities to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and (2) participating in distributions of securities.

::: Eaton Vance | Advanced Investing

Eaton Vance Distributors, Inc.
Two International Place
Suite 1400
Boston, MA 02110

617 482 8260
eatonvance.com

The Exemption Report

Eaton Vance Distributors, Inc. (the Company) is a registered broker- dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. §240.17a-5; *Reports to be made by certain brokers and dealers)*. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief we state the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(2)(i)) (the exemption provision) and

(2) The Company met the identified exemption provision of 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended October 31, 2020 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended October 31, 2020, except as described below:

Four customer checks totaling approximately $400 were received and were not promptly transmitted by the Company to the transfer agent for mutual fund security purchases.



Eric Senay
Chief Financial Officer
Eaton Vance Distributors, Inc.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 20116
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of Eaton Vance Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eaton Vance Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended October 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the accompanying Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the most recent fiscal year ended October 31, 2020, except as described in its Exemption Report. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and management's other statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte + Touche LLP

December 22, 2020